Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$3,489	$3,088	$3,879	$3,259	$1,870
Adjustment for companies accounted for by the equity method	65	(8)	(72)	(74)	(50)
Less: Capitalized interest	(39)	(37)	(46)	(38)	(47)
Add: Amortization of capitalized interest	36	37	36	35	37
	3,551	3,080	3,797	3,182	1,810
Fixed charges:
Interest and debt expense	448	464	447	590	408
Capitalized interest	39	37	46	38	47
Rental expense representative of interest factor	101	121	103	89	101
	588	622	596	717	556
Total adjusted earnings available for payment of fixed charges	$4,139	$3,702	$4,393	$3,899	$2,366
Number of times fixed charges earned	7.0	6.0	7.4	5.4	4.3